SayScape



MOBILE NUMBER / EMAIL

Enter your mobile number or email

PASSWORD

Enter your password

LOGIN

Don't have an account? Register Now

OR

LOGIN WITH GOOGLE g+

By Logging in, you agree to our terms and conditions